SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*


                                RICA FOODS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   762582-20-3
                                 (CUSIP Number)


                               ANTONIO ECHEVERRIA
                                    TERNERINA
                          HATILLO, CENTRO, de la UNIDAD
                          SANITARIA 500 metros al este
                              011 (506) 385 - 6943
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               NOVEMBER 22,1998
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Section 240.13d-1 (e), 240.13d-1 9f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 762582-20-3                                     Page 2 of 20 Pages
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Comercial Angui, S.A.

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#       (a) [ x ]
                                                                  (b) [   ]

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--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Corporate Reorganization

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           [   ]



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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER              1,670,921
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER         1,670,921

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,358,130
--------- ---------------------------------------------------------------------
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [   ]

--------- ---------------------------------------------------------------------
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.35%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

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CUSIP No. 762582-20-3                                     Page 3 of 19 Pages
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--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Antonio Echeverria

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#         (a) [ x ]
                                                                    (b) [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Corporate Reorganization

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            [   ]



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER              1,670,921
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER         1,670,921

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,358,130

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                   [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.35%

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN

--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

                                                           Page 4 of 20 Pages
ITEM  1.  SECURITY AND ISSUER

This statement on Schedule 13D/A relates to the shares of common stock, $.001 par value, ("Common Stock") of Rica Foods, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 95 Merrick Way, Suite 507, Coral Gables, Florida 33134.


ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is being filed on behalf of (1) Comercial Angui, S.A., ("Angui") a Costa Rican corporation, owned 100% by Antonio Echeverria and (2) Antonio Echeverria ("Echeverria"), a Costa Rican citizen.

          (b) The business address of both Angui and Echeverria is Ternerina Hatillo Centro, de la Unidad Sanitaria, 500 metros al este.

          (c) Echeverria's principal occupation is animal feed and related products enterprises, a Costa Rican corporation ("As de Oros").

          (d)  Neither Angui nor  Echeverria  has, in the last five years,  been
               convicted  in  any  criminal   proceedings   (excluding   traffic
               violations or similar misdemeanors).

          (e) Neither Angui nor Echeverria has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Angui is a corporation organized under the laws of the Republic of Costa Rica. Echeverria is a citizen of the Republic of Costa Rica.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No cash purchase price was paid by either Angui nor Echeverria in connection with the contractual relationship described in Item 4 below. The shares reported herein were acquired as a result of a corporate reorganization.


ITEM 4. PURPOSE OF TRANSACTION.

Angui entered into a Stock Purchase Agreement with the Issuer, dated January 22, 1998, to sell 56.38% of the outstanding voting stock of As de Oros in exchange for (i) 2,447,058 (815,686 post-split) shares of Common Stock, having a then current market value price of approximately $2.6 million or $1.0625 per share, and (ii) a promissory note with the stated amount of $2.4 million due on January 22, 2000 (the "Purchase Agreement").

On November 22, 1999, in accordance with the terms and conditions of that Stock Purchase Agreement dated as of September 28, 1998, and as amended on November 9, 1998 by and between the Issuer and Angui (the "Second Purchase Agreement"), Angui delivered 43.62% or 654,300 shares of common stock of A de Oros in exchange for 1,670,921 shares of Common Stock of the Issuer (the "Shares") having a then current market value price of approximately $6.26 million or 1.25 per share.

                                                           Page 5 of 20 Pages

Neither Angui nor Echeverria has any present intention of purchasing or selling any shares of Common Stock at any time in open market transactions, privately negotiated transactions, or otherwise. Neither Angui nor Echeverria has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D/A under the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) Angui beneficially owns 2,358,130 shares of Common Stock of the Issuer.

               (ii) Echeverria   beneficially  owns  2,358,130 shares of Common
                    Stock of the Issuer.

                    The number of shares of Common Stock believed to be issued and outstanding as of December 1, 1999 for purposes of this
                    Schedule 13D/A is 12,847,721 shares. Therefore, Angui and Echeverria are jointly deemed to beneficially own 18.35% of the issued and outstanding shares of Common Stock as of the filing of this Schedule 13D/A.

          (b) (i) Angui has shared voting and dispositive power with respect to the 2,358,130 shares of Common Stock, due to its ownership by Echeverria.

              (ii) Echeverria has shared voting and dispositive power over the 2,358,130 shares of Common Stock, due to his ownership of Angui.

          (c) Other than as disclosed above in Item 4, neither Angui nor Echeverria has engaged in any transactions with respect to the Common Stock during the past 60 days.

          (d) No person, other than Echeverria, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Echeverria's Common Stock.

          (e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, there are no contracts, agreements, arrangements, or relationships (legal or otherwise) between Angui or Echeverria and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                           Page 6 of 20 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Stock Purchase Agreement dated as of January 22, 1998 by and between Issuer and Angui is hereby incorporated by reference to the Schedule 13D/A filed as of October 27, 1999.

Stock Purchase Agreement dated as of September 28, 1998, and as amended November 9, 1998 by and between Issuer and Angui.



                                   SIGNATURES

After reasonable inquiry and to the best of knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 2, 1999



                                     COMERCIAL ANGUI, S.A.


                                     By:/s/ Antonion Echeverria
                                        ------------------------------------
                                        Antonio Echeverria
                                        President
                                        Comercial Angui, S.A.


                                        /s/ Antonion Echeverria
                                        ------------------------------------
                                        Antonio Echeverria

                                                           Page 7 of 20 Pages



                                   EXHIBIT TO
                                  SCHEDULE 13d

                            Stock Purchase Agreement
                            ------------------------

                                                           Page 8 of 20 Pages

                            STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("Agreement") is made and entered into as of September 28, 1998, and amended November 9, 1998, by and between RICA FOODS, INC., a corporation, organized under the laws of the State of Nevada (the "BUYER"), and Comercial Angui, S.A., a corporation, organized under the laws of the Republic of Costa Rica (the "SELLER").

                                   WITNESSETH:

WHEREAS, the Seller owns forty three point sixty two percent (43.62%) of the issued and outstanding shares of the common stock (the "Common Stock") of Corporacion As de Oros, S.A. (the "COMPANY").

WHEREAS, the Company has authorized a total of two million, (2.000.000) shares of Common Stock, par value of one thousand (/cents/ 1,000) colones per share, of which one million, five hundred thousand (/cents/1.500.000) shares are issued and outstanding; and;

WHEREAS, the Seller desires to sell, convey, transfer, assign and deliver to the Buyer, six hundred and fifty four thousand three hundred (654,300) shares of Common Stock issued and outstanding, which represent forty three point sixty two percent (43.62%) of the issued and outstanding shares of Common Stock of the Company, all of which are owned by the Seller (collectively, the "Shares"), upon and subject to the terms, covenants and conditions herein set forth. Upon the transfer of the Shares to the Buyer, the Buyer shall own one hundred percent (100%) of the total outstanding Common Stock of the Company.

NOW THEREFORE, for and in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

1.1. SALE AND PURCHASE OF THE SHARES: Subject to the terms of this Agreement, the Seller agrees to sell, assign, transfer, convey and deliver the Shares to the Buyer, free and clear of any lien, security interest, encumbrance, restriction, and claim of any kind whatsoever, and the 1.2. Buyer agrees to purchase the Shares from the Seller. The sale, assignment, transfer, conveyance and delivery by the Seller of the Shares to the Buyer shall be effected on or before January 29, 1999 by the Seller's delivery to the Buyer of the stock certificates evidencing the shares duly endorsed for transfer or accompanied by stock powers duly executed in blank, and this Agreement signed before a Notary Public under Costa Rican law, as necessary to effectively vest in the Buyer all of the right, title and interest of the Seller in and to the Shares.

1.2 PURCHASE PRICE AND PAYMENT: In consideration of the sale, assignment, transfer, conveyance and delivery of the Shares by the Seller to the Buyer, and in reliance upon the

                                                           Page 9 of 20 Pages


representations, warranties and covenants made herein by the Seller, The Buyer shall make payment in an aggregate amount of six million two hundred sixty five thousand nine hundred fifty two dollars with fifty cents ($6,265,952.50) (the "PURCHASE PRICE"), payable in the voting stock of the Buyer represented by the issuance of 5,012,762 (five million twelve thousand seven hundred sixty two) shares at a price of $1.25 per share, which is the closing price of the stock of the Buyer as of August 31, 1998.

                                   ARTICLE II

2.1 THE CLOSING: The transfer and delivery of the shares to be made pursuant to this Agreement (the "CLOSING") shall take place at the offices of Rica Foods, Inc, located in Costa Rica, on or before January 29, 1999, or such other place, time and date as may be mutually agreed upon in writing by the Seller and the Buyer (the "CLOSING DATE")

2.2 OBLIGATIONS OF SELLER AT CLOSING: At the Closing, the Seller shall deliver to the Buyer stock certificates representing the Shares, duly endorsed for transfer in blank, or accompanied by stock powers duly executed in blank, as described in Section 1.1. hereof.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby makes the following representations and warranties to the Buyer, each of which shall be deemed material (and the Buyer, in executing, delivering and consummating this Agreement, has relied and will rely upon the correctness and completeness of each such representations and warranties notwithstanding any independent investigation by the Buyer and/or the Buyer's officers, directors, employees, representatives, agents and/or advisors):

3.1   ORGANIZATION AND EXISTENCE; AUTHORIZATION; ENFORCEABILITY.

          (a) ORGANIZATION OF THE SELLER; GOOD STANDING. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Costa Rica with full corporate power and authority to own, lease and operate its properties and assets and conduct its business in the manner in which such business is conducted. The Seller has delivered to the Buyer true, correct and complete copies of the Articles of Incorporation and By-laws of the Seller.

          (b) AUTHORIZATION. The Seller has full corporate power, authority and capacity to enter into this Agreement and the agreements, documents and instruments contemplated hereby and perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and all other agreements and transactions contemplated hereby have been duly authorized and approved by the Board of Directors and the shareholders of the Seller, if necessary. No other corporate proceedings on its part are necessary to authorize this Agreement and the transactions contemplated hereby and this Agreement constitutes a valid and binding Agreement of the Seller enforceable in accordance with its terms.

                                                           Page 10 of 20 Pages

          (c) NO CONFLICTS- SELLER: The execution, delivery and performance of this Agreement by the Seller does not and will not contravene, conflict with, or result in a violation or breach of any provision of, or give any person or entity the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Agreement, indenture, mortgage, dead of trust or other instrument to which the Seller is a party or to which the assets of the Seller are bound.

3.2 PENDING OR THREATENED LITIGATION. To the best of the Seller's knowledge, there is no litigation or other actions, suits, proceedings or investigations pending, at law or in equity, or before any governmental department, commission, board, agency or instrumentality, or, to the best of the Seller's knowledge, threatened against. To the best of the Seller's knowledge, no event has occurred or circumstance exists that may give rise or serve as the basis for commencement of any such action, suit, investigation or other proceeding.

3.3 FINANCIAL STATEMENTS. The Seller has furnished the unaudited Balance Sheets for the Company as of June 30, 1998, together with the related unaudited income statements, unaudited statements of stockholder's equity and statements of changes in financial condition for the fiscal year ending September 30, 1998, in each case including the notes thereto, if any (collectively, the "Financial Statements"). The Company's Financial Statements (including the notes thereto) are true and complete, and fairly present the financial condition of the Company as of the respective dates thereof, and the other financial statements referred to herein (including the notes thereto) fairly present the results of operations and the financial condition of the Company for the respective fiscal periods or as of the respective dates therein set forth. The Financial Statements (including the notes thereto) have been prepared in accordance with United States generally accepted accounting principles, consistently applied, and do not fail to disclose any material, extraordinary or out-of-period items. The books of account and records of the Company have been, and are being, maintained in all respects in accordance with applicable legal and accounting requirements and reflect only actual transactions, and the Financial Statements have been prepared in accordance with such books and account and records.

3.4 ABSENCE OF CERTAIN CHANGES OR EVENTS. There has not been any adverse change in the business, operations, properties, assets or financial condition of the Company from that described in the Financial Statements, and as of August 31, 1998. No fact or condition of any character exists or will exists on the Closing Date that the Seller believes will cause such an adverse change in the future as a result of occurrences, acts or omissions prior to the Closing Date.

                                                           Page 11 of 20 Pages

3.5 TAX MATTERS. The Company has duly filed with the appropriate governmental agencies all information returns, tax returns and reports required by any jurisdiction to be filed by it on or prior to the date hereof (including, without limitation, estimated tax returns and returns with respect to employee or employment-related taxes). Such returns are accurate and complete in all respects. The Company has duly paid all taxes, assessments, fees, penalties, interest and other governmental charges that have been incurred or are due or claimed to be due from it by any federal, state, local, foreign or other taxing authorities on or prior to the date of this Agreement (including, without limitation, those due in respect to its properties, income, business, capital stock, deposits, licenses, sales, payroll, unemployment insurance, retirement, social security and occupational disability, as applicable). To the extent that any taxes may be due from the Company for any period prior to the Closing, such taxes will have been paid prior to the Closing Date. There are no tax liens of any kind or nature upon the properties or assets of the Company, and there are no disputes pending or claims asserted for taxes upon the Company or with respect to any of the assets of the Company

3.6 PROPERTY-TITLE AND LEASES. The Company has good, valid and marketable title, free and clear of any and all liens, claims, encumbrances, charges, defaults, equities, assessments, rights of way, building or use restrictions, exceptions, variances or other limitations of whatever kind or character, except as disclosed to the Buyer, to all of the real property and all other property owned by it, except property and assets disposed of in the ordinary course of business in accordance with the terms of this Agreement and for no less than fair market value. All buildings, fixtures, equipment and other property and assets held under leases or subleases by the Company with third parties are held under valid instruments enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy laws. The Company is the lessee or sub-lessee in possession under each lease or sublease to which it is a lessee or sub-lessee. All rentals due by the Company under each such lease or sublease have been paid, and there is no default or any event or condition which, with the giving of notice, lapse of time or occurrence or any further event or condition, would become a default under any such lease or sublease, and the Company is entitled to possession and quiet enjoyment of all such leased properties in accordance with the terms of such instruments. All operating facilities, buildings, furniture, equipment and other tangible property owned or used by the Company are in good operating condition and repair. Such tangible properties and all fixtures and improvements to real property owned or leased by the Company, and the use thereof, conform in all respects with all applicable building, zoning, environmental and other requirements, and do not materially encroach in any respect on property of others. All necessary occupancy and other certificates and permits for the occupancy and lawful use thereof and of the equipment and furnishings therein have been issued and are in full force and effect and no current use of any assets of the Company is dependent on a nonconforming use or other permit which materially limit the Company's use thereof.

                                                           Page 12 of 20 Pages

3.7 ACCOUNTS RECEIVABLE. The Company shall not have accounts payable other than the accounts disclosed to Buyer by Seller and shall not have accounts receivable other than the ones disclosed to Buyer by Seller, not in excess of an amount to be determined subsequent to the Buyer's due diligence and satisfactory to the Buyer. All accounts and notes receivable reflected in, or arising since the date of the most recent balance sheet, are included in the Financial Statements, all of which are owned by the Company and either been collected or are collectible, and will be collected in the ordinary course of business. None of such receivables are subject to any right of rescission.

3.8 INSURANCE. The Company maintains insurance policies and bonds in force in such amounts and against such liabilities and hazards as are customarily maintained by companies engaged in a business similar to its business. The Company is not liable for any material retroactive premium adjustments. All premiums due on such policies have been paid and all such policies are enforceable and in full force and effect, and the Company has not received any notice of premium increases or cancellations.

3.9 INTANGIBLE PERSONAL PROPERTY. The Company validly holds and possesses all patents, trademarks, service marks, copyrights, trade or corporate names and licenses (collectively, "INTANGIBLE RIGHTS") which are required and necessary for the Company to conduct its business as presently conducted. The Company is the sole and exclusive owner of, and has the unrestricted Right to use, each of the Intangible Rights. No claims or demands have been asserted against the Company with respect to any of the Intangible Rights and no proceedings have been instituted, are pending or have been threatened which challenge the rights of the Company with respect thereto.

3.10 COMPLIANCE WITH LAWS. The Company has conducted and is conducting its business in compliance with all applicable legal requirements. Additionally, the Company has not been and is not in violation of any permit, authorization, concession, agreement, contract, corporate document or other legally enforceable obligation.

3.11 NO MISREPRESENTATIONS. None of the information contained in the representations and warranties set forth in this Agreement, or in any of the documents, certificates or instruments delivered or to be delivered to any other party prior to or after the execution hereof as required or permitted by any provision of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading as of the date hereof and as of the Closing.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

To induce the Seller to enter into this Agreement and to consummate the sale of the Shares, the Buyer represents, warrants, covenants and agrees as follows:

                                                           Page 13 of 20 Pages

4.1   ORGANIZATION AND EXISTENCE: AUTHORIZATION; ENFORCEABILITY.

          (a) ORGANIZATION OF THE COMPANY; GOOD STANDING. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full corporate power and authority to own, lease or operate its properties and assets and conduct its business in the manner in which it is currently conducted.. The Buyer has the corporate power and authority, will take all the actions necessary and will obtain all necessary permits and authorizations, if applicable, in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

          (b) AUTHORIZATION, ETC The Board of Directors of the Buyer has duly authorized and approved the execution, delivery and performance of this Agreement, and the other agreements and transactions contemplated hereby, and if other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement and the transactions, contemplated hereby, will be obtained before the Closing Date.

          (c) ENFORCEMENT, ETC. This Agreement is a valid and binding agreement of the Buyer enforceable in accordance with its terms, subject, to enforceability, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor's rights and general equity principles. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Buyer and any successor of the Buyer by way of reorganization, merger, or consolidation and any assignee of all or substantially all of its business and assets.

          (d) NO CONFLICT. The execution, delivery and performance of this Agreement by the Buyer does not and will not violate or constitute a breach of or default under any legal requirement or order of any governmental entity to which the Buyer is subject or under any agreement or instrument of the Buyer, or to which the Buyer is subject or is a party or by which the Buyer is otherwise bound.

                                    ARTICLE V

                 CERTAIN AGREEMENTS AND COVENANTS OF THE PARTIES

Each and every obligation of the Buyer under this Agreement shall be subject to the satisfaction by the Seller, on or before the Closing Date, of each of the following conditions unless waived in writing by the Buyer:

5.1 ORDINARY COURSE. From the date hereof until January 29, 1999, unless the prior written consent of the Buyer is first obtained, the Seller will use its best efforts to preserve the value of the Company's assets and the business operations of the Company, to preserve the goodwill of customers and others having business relations with the Company, to maintain its properties in good repair, working order and condition, to comply with all laws applicable to it and the conduct of its business, to keep in force and effect all licenses, permits and authorizations

                                                           Page 14 of 20 Pages

held by the Company necessary or desirable for the conduct of the Company's business, to keep in full force and effect at not less than their present limits, all policies of insurance, and to make no material change in the customary terms and conditions of such insurance policies.

5.2 NOTICE; REPRESENTATIVE. Seller will promptly give written notice to Buyer upon becoming aware of any event or the impending or threatened occurrence of any event which would cause or constitute a breach of any of its representations and warranties contained or referred to in this Agreement, and will use its best efforts to prevent the same or remedy the same promptly. The Seller shall promptly notify the Buyer of any material change in the normal course of business, operation or properties of the Company, or of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or threat of litigation, and shall keep the Buyer fully informed of any and all such events.

5.3 ACTIONS; FURTHER ASSURANCES. Subject to the terms and conditions of this Agreement, the Seller shall (i), take all steps that are within its power to cause to be fulfilled those conditions precedent to Buyer's obligations to consummate the transactions contemplated hereby that are dependent upon Seller's actions, and (ii) use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and effect the transactions contemplated by this Agreement and not to take any actions which would be adverse to such result. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, Seller shall take, or cause to be taken, all such necessary action. In addition, the Seller and the Company shall at all times cooperate with the Buyer to assist, in obtaining refunds due to the Company as a result of any tax benefits granted to the Company.

5.4 NON-SOLICITATION. The Seller shall not take any actions to seek, encourage, solicit or support any inquiry, proposal, expression of interest or offer from any other person or entity in connection with or with respect to an acquisition, combination or similar transaction, involving the Company and/or the Shares or a substantial portion of the assets of the Company, and the Seller will immediately inform the Buyer of the existence of any such inquiry, proposal, expression of interest or offer and shall not, without the prior written consent of the Buyer, furnish any information to or participate in any discussions or negotiations with, any other entity, person or group (other than the Buyer and its agents and representatives) regarding same. Neither the Seller nor the Company shall accept any inquiry, proposal, expression of interest or offer, execute any agreement, or enter into or consummate any transaction with respect to any of the foregoing and the Seller shall take all actions necessary to ensure that the Company does not take any such action.

                                   ARTICLE VI

                   CONDITIONS TO THE OBLIGATIONS OF THE BUYER

Each and every obligation of the Buyer under this Agreement shall be subject to the satisfaction by the Seller and the Company, on or before the Closing Date, of each of the following conditions unless waived in writing by the Buyer:

                                                           Page 15 of 20 Pages

6.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Seller and the Company contained in Article III and elsewhere in this Agreement and all information contained in any exhibit, certificate, schedule or attachment hereto or in any writing delivered by or on behalf of, the Seller or the Company to the Buyer, shall be true and correct when made, and shall be true in all material respects at and as of the Closing Date. The Seller and the Company shall have performed and complied with all agreements, covenants and conditions and shall have made all deliveries required by this Agreement to be performed, delivered and complied with by them prior to the Closing Date.

6.2 CONSENT AND APPROVALS. On or before January 29, 1999, The Seller and/or the Company as the case may be shall have received in writing all required approvals, consents or acquiescence from all governmental and regulatory agencies, secured parties or other third parties with respect to the transactions contemplated by this Agreement.

6.3 NO PENDING OR THREATENED LEGAL CLAIM. No (i) litigation of any kind shall be pending or threatened; (ii) preliminary or permanent injunction or other order issued by any court of competent jurisdiction or by any federal or state governmental or regulatory body; or (iii) statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of this Agreement, which has or could have a material adverse effect on the business, properties, prospects or condition, financial or otherwise, of the Company, prohibits the consummation of the transactions contemplated by this Agreement, or affects in any way the Seller's right title and interest to the Shares or the Seller's ability to transfer the Shares to the Buyer in accordance with the terms of this Agreement, shall be in effect pending or threatened.

6.4 NO MATERIAL ADVERSE CHANGE. No material adverse change in the operations, the business, the financial condition or prospects of the Company shall have occurred, and no fact shall have arisen which has or reasonably could be expected to have a material adverse effect on the Company, or its properties, assets or the consummation of the transactions contemplated hereby, in each case in the sole and absolute discretion of the Buyer.

6.5  DUE DILIGENCE.  The Seller  shall have  provided  Buyer with  access to the
Company's business, records and any information which the Buyer deemed necessary, in its sole discretion, to conduct a satisfactory due diligence examination, pursuant to which the Buyer has, among other things, (i) evaluated the Company, its assets and liabilities, (ii) satisfied itself, in its sole and absolute discretion, that the Company's assets were free of all Liens, or in a satisfactory condition to the Buyer, (iii) satisfied itself, in its sole and absolute discretion, that the Company does not have any debts, liabilities or other obligations, whether absolute, contingent or otherwise, which have not been disclosed in writing by the Seller, or are reflected in the Financial Statements, and (iv) satisfied itself, in its sole and absolute discretion, that the Company's licenses, permits and authorizations required for the Company to operate its business are valid. Such due diligence was completed by the Buyer about fifteen (15) days before the execution of this Agreement (the "Due Diligence Period").

                                                           Page 16 of 20 Pages

6.6 SHARE CERTIFICATES AND OTHER DOCUMENTS. The Seller shall have delivered to the Buyer stock certificates evidencing the Shares duly endorsed for transfer or accompanied by stock powers duly executed in blank. The Buyer shall have received from the Seller all such other documents and instruments, duly executed where required or appropriate, as it may reasonably request in connection with the transactions contemplated by this Agreement, as set forth in Section 1.1.

6.7 OPINION OF SELLER'S COUNSEL. The Seller shall have delivered an opinion of counsel in a form reasonably satisfactory to the Buyer.

6.8 CORPORATE ACTION. The Company's Board of Directors shall have approved the transactions contemplated by this Agreement if such approval is necessary under the Company's Articles of Incorporation or By-laws.

6.9 FAIRNESS OPINION. The Company shall have received an opinion from a financial advisor stating that the transactions contemplated by this Agreement are fair to the stockholders of the company from a financial prospective.

6.10 STOCKHOLDER APPROVAL. The stockholders of the Company shall have approved this Agreement at a meeting of the stockholders or pursuant to a consent solicitation.

                                   ARTICLE VII

                   CONDITIONS TO THE OBLIGATION OF THE SELLER

Each and every obligation of the Seller under this Agreement shall be subject to the satisfaction by the Buyer, on or before January 29, 1999, of each of the following conditions, unless waived in writing by the Seller:

7.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Buyer contained in Article IV and elsewhere in this Agreement and all information contained in any exhibit, certificate, schedule or attachment hereto or in any writing delivered by or on behalf of the Buyer to the Seller shall be true and correct when made, and shall be true in all material respects at and as of The Closing Date. The Buyer shall have performed and complied with all agreements, covenants, and conditions and shall have made all deliveries required by this Agreement to be performed prior to the Closing Date.

7.2 COVENANTS PERFORMED. All of the covenants, terms and conditions of this Agreement to be complied with and performed by the Buyer on or before the Closing Date shall have been duly complied with and performed.

7.3 PURCHASE PRICE. The Buyer shall have delivered to the Seller the Purchase Price in accordance with Section 1.1 of this Agreement.

                                                           Page 17 of 20 Pages

7.4 FAIRNESS OPINION. The Company shall have received an opinion from a financial advisor stating that the transactions contemplated by this Agreement are fair to the stockholders of the company from a financial prospective.

7.5 STOCKHOLDER APPROVAL. The stockholders of the Company shall have approved this Agreement at a meeting of the stockholders or pursuant to a consent solicitation.


                                  ARTICLE VIII

                                 INDEMNIFICATION

8.1 OBLIGATIONS OF BUYER. The Buyer agrees to defend, indemnify and hold harmless Seller from, against and in respect of any and all demands, claims, actions or causes of action, losses, liabilities, damages, assessments, deficiencies, taxes, cost and expenses, including, without limitation, interest, penalties and reasonable attorney's fees and expenses (collectively "Claims"), asserted against, imposed upon or paid, incurred or suffered by Seller as a result of, arising from, in connection with or incident to any material breach or material inaccuracy of any representation, warranty, covenant or agreement of the Buyer in this Agreement or in any document, certificate or other instrument related hereto.

8.2 OBLIGATIONS OF SELLER. Seller agrees to defend, indemnify and hold harmless the Buyer from, against and in respect of any and all demands, claims actions or causes of action, losses, liabilities, damages, assessments, deficiencies, taxes, cost and expenses, including, without limitation, interest, penalties and reasonable attorney's fees and expenses (collectively "Claims"), asserted against, imposed upon or paid, incurred or suffered by the Buyer as a result of, arising from, in connection with or incident to (i) any breach or inaccuracy of any representation, warranty, covenant or agreement of Seller in this Agreement, or in any document, certificate or other instrument related hereto, (ii) the inability, failure or refusal of Seller to act in good faith in connection with this Agreement, or the transactions, agreements, documents and instruments delivered herewith or contemplated hereby, at any time from the date of this Agreement until the later in time of (a) the Closing Date, or (b) the end of the Due Diligence Period and (c) event which, as of the Closing Date, have not been disclosed to the Buyer in writing.

8.3 INDEMNIFICATION PROCEDURE. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the "Indemnifying Party" and the other party or parties claiming indemnification hereunder is referred to as the "Indemnified Party". An Indemnified Party under this Agreement shall give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement. As to any claim by a third party, the Indemnified Party, participate in the defense, compromise or settlement of any such matter through the Indemnified Party's own attorneys and at the
Indemnifying Party's own expense; each of the Indemnifying Party and the Indemnified Party shall provide such cooperation and such reasonable access to its books, records and properties as the other party shall reasonable request with respect to any such matter; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof. The Buyer may setoff against the amount of

                                                           Page 18 of 20 Pages

any other payments due to Seller hereunder or otherwise, including, without limitation, the Note, and any and all amounts, due to the Buyer pursuant to any and all claims that the Buyer may have against Seller hereunder including, without limitation, with respect to the indemnification of the Buyer hereunder by Seller.

An Indemnifying Party shall not make any settlement of any claims without the written consent of the Indemnified Party which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, it shall not be deemed unreasonable to withhold consent to a settlement involving injunctive or other equitable relief against the Indemnified Party or its assets, employees or business.

In a case where responsibility for a matter giving rise to a claim for indemnification is shared by the parties, any of the parties may elect to relieve the other of its obligations of indemnification with respect to such matter and, subject to the provisions of this section, such electing party may thereupon assume full control of the resolution of such matter. If such election is not made, control shall also be shared.

                                   ARTICLE IX

                       SURVIVAL OF TERMS; REPRESENTATIONS

9.1 SURVIVAL. The representations and warranties contained herein shall be true and correct as of January 29, 1999 as though such representations and warranties were made at and as of the Closing Date. All of these representations and warranties shall survive the consummation of all of the transactions contemplated by this Agreement.

                                    ARTICLE X

                            MISCELLANEOUS PROVISIONS

10.1 BINDING AGREEMENT. This Agreement may not be transferred, assigned, pledged or hypothecated all or in part by any party hereto without the prior written consent of all the other parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective assigns and successors in interest. No other person shall acquire or have any right under or by virtue of this Agreement.

10.2 GOVERNING LAW. This Agreement, the rights and obligations of the parties, and any other claims or disputes relating in anyway thereto will be governed by and construed in accordance with the laws of the State of Florida.

10.3 COUNTERPARTS, HEADINGS, ETC. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The headings herein are for convenience of reference only and shall not be deemed a part of this Agreement.

                                                           Page 19 of 20 Pages


10.4 NOTICES. Any notice or other communication required or permitted hereunder shall be deemed validly given, made or served if in writing and if delivered in person or sent by facsimile transmission or registered or certified mail to the intended recipient at the following address or to such other address or number as shall be furnished in writing by any such party to the other:

        If to the Seller:          Antonio Echeverria
                                   Ternerina
                                   Hatillo  Centro, de la
                                   Unidad Sanitaria 500
                                   metros al este.

         If to the Buyer:          Calixto Chaves
                                   95 Merrick Way,
                                   Suite 507,
                                   Coral Gables,
                                   Florida, 33134

10.5 AMENDMENT; SEVERABILITY: This Agreement may be amended only by an agreement in writing signed by the parties hereto. In case any provision of this Agreement shall be held invalid, illegal or unenforceable by any court the validity, legality and enforceability of the remaining provisions will not be affected or impaired thereby.

10.6 ARBITRATION. Any dispute arising in connection with this Agreement shall be exclusively settled by binding arbitration in the Spanish language in Miami, Florida, in accordance with the Rules of Arbitration and Conciliation of the International Chamber of Commerce (the "Rules of Arbitration"). Notwithstanding any provision in the Rules of Arbitration, the arbitration panel at any such arbitration proceeding shall consist of three arbitrators. One arbitrator will be designated by Buyer, another arbitrator will be designated by Seller and the third arbitrator will be a person mutually agreed upon by Buyer and Seller. The arbitration panel shall render its decision in writing, and such written decision and conclusions with respect to the disputes so settled shall be final and binding on the parties to the arbitration proceeding and confirmation and enforcement of the awards so on the parties to the arbitration proceeding and confirmation and enforcement of the awards so rendered may be obtained and entered in any court having jurisdiction thereof. Each of Buyer and Seller hereby irrevocably submits to the jurisdiction of any such court for purposes of enforcement of the arbitration panel's decision.

                                                           Page 20 of 20 Pages


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                     Seller:

                                     By:  /s/ Antonio Echeverria
                                          -------------------------------
                                          Antonio Echeverria
                                          President
                                          Comercial Angui, S.A.


                                     By:  /s/ Calixto Chaves
                                          -------------------------------
                                          Calixto Chaves
                                          President
                                          Costa Rica International, Inc.